November 21, 2019

Michael Goettler
President
Upjohn Inc.
235 East 42nd Street
New York, NY 10017

       Re: Upjohn Inc.
           Registration Statement on Form 10
           Filed October 25, 2019
           File No. 000-56114

Dear Mr. Goettler:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10

General

1. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new
      Form 10 registration at such time as you are able to respond to any remaining issues or comments.
2. Please amend the Form 10 registration statement, as applicable, to address any relevant comments issued to you concerning your Form S-4 filed on October 25, 2019.
 Michael Goettler
FirstName LastNameMichael Goettler
Upjohn Inc.
Comapany 21, 2019
November NameUpjohn Inc.
Page 2
November 21, 2019 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Franklin Wyman at 202-551-3660 or Kevin W. Vaughn, Accounting
Branch Chief, at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or Celeste
Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      David K. Lam